

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 1, 2010

Via U.S. Mail and Facsimile

Robert G. Jones
President and Chief Executive Officer
Old National Bancorp
One Main Street
Evansville, IN 47708

      **Re: Old National Bancorp
           Form 10-K for Fiscal Year Ended December 31, 2009
           Filed February 26, 2010
           File No. 001-15817**

Dear Mr. Jones:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Kathryn McHale
               Staff Attorney

cc: Scott Evernham, Esq.
       Old National Bancorp